Exhibit 8

Consent of PricewaterhouseCoopers LLP

CONSENT OF INDEPENDENT AUDITORS

We consent to the use our report dated February 17, 2006 with respects to the consolidated financial statements of NovaGold Resources Inc. included in this Annual Report to Shareholders on Form 40-F for the year ended November 30, 2005..

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 27, 2006